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                                                                   Exhibit 99(1)
[LOGO] ADB

                                     ADB Systems International Inc.
                                     6725 Airport Road, Suite 201
                                     Mississauga, ON L4V 1V2
                                     Tel: 905-672-7467 / Facsimile: 905-672-5705
                                     Website: www.adbsys.com
                                    (Nasdaq: ADBI, TSE: ADY)

For Immediate Release

              ADB SYSTEMS DELAYS REPORTING OF Q2 FINANCIAL RESULTS
                   Continues to explore funding opportunities

TORONTO - July 23, 2002 - ADB Systems International (Nasdaq: ADBI, TSE: ADY), a global provider of asset lifecycle management solutions, announced that it will postpone the reporting of its financial results for the second quarter ended June 30, 2002 until a date to be determined.

"We have re-scheduled the release of our financial results for the second quarter to be better able to report on the progress of our fund-raising efforts and related activities," said Jeff Lymburner, CEO of ADB Systems. "As announced previously, ADB has been exploring a number of funding opportunities that we believe will be of benefit to stakeholders. In the event that the desired funding does not materialize by the end of July, we will be taking immediate and aggressive operational and structural steps to protect the interests of our stakeholders where possible."

About ADB Systems International Inc.
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ADB Systems International, formerly Bid.Com, delivers asset lifecycle management solutions that help companies source, manage and sell assets for maximum value. ADB works with a growing number of customers and partners in a variety of sectors including oil and gas, government, chemicals, manufacturing and financial services. Current customers and partners include BP, GE Capital, Halliburton Energy Resources, HFK, Irish Permanent Finance, ShopNBC, and Skerman Group.

ADB has offices in Toronto (Canada), Stavanger (Norway), Tampa (U.S.), Dublin (Ireland), and London (U.K.). The company's shares trade on both the Nasdaq Stock Market (NASDAQ: ADBI), and the Toronto Stock Exchange (TSE: ADY).

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause ADB's ("the Company") results to differ materially from expectations.

                                    - more -

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ADB re-schedules Reporting of Q2 results/2
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These risks include the Company's ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.

To receive additional information on ADB Systems International, please visit www.adbsys.com

Contacts:
At ADB Systems International
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Joe Racanelli, Director of Marketing
Tel: (905) 672-7467  ext. 273
Fax: (905) 672-9928
E-mail: jracanelli@adbsys.com
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